Exhibit (a)(16)
UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF VIRGINIA
(Alexandria Division)

DEIDRE NOELLE SULLIVAN, Individually and on	)	Civil Action No. 1:10-cv-750 (CMH/JFA)
Behalf of All Others Similarly Situated,	)
	)	AMENDED COMPLAINT
Plaintiff,	)
	)	CLASS ACTION COMPLAINT BASED
vs.	)	UPON BREACH OF FIDUCIARY DUTIES
)
ARGON ST, INC., TERRY L. COLLINS, MAUREEN	)
BAGINSKI, DELORES M. ETTER, JOHN IRVIN,	)
DAVID C. KARLGAARD, PETER A. MARINO,	)
ROBERT McCASHIN, THOMAS E. MURDOCH,	)
S. KENT ROCKWELL, VICTOR F. SELLIER,	)
LLOYD A. SEMPLE, VORTEX MERGER SUB, INC.,	)
AND THE BOEING COMPANY,	)
)
	)	DEMAND FOR JURY TRIAL
Defendants.	)
)

     Plaintiff alleges upon knowledge as to her own acts and upon information and belief as to all other matters, as follows:
SUMMARY OF THE ACTION
     1. This is a stockholder class action brought by plaintiff, individually and on behalf of the public shareholders of Argon ST, Inc. (“Argon” or the “Company”) against Argon and the Board of Directors of Argon (the “Board”), arising out of their agreement to sell Argon to Vortex Merger Sub, Inc., a wholly-owned subsidiary of The Boeing Company (collectively, “Boeing”) via an unfair process at the unfair price of $34.50 per share (the “Proposed Transaction”). In pursuing the Proposed Transaction, which is being made via tender offer, per the terms and conditions set forth in the offer to purchase dated July 8, 2010 (“Offer to Purchase” or “Offer”), each of the defendants has violated applicable law by directly breaching and/or aiding breaches of fiduciary duties of loyalty and due care owed to plaintiff and the proposed Class (as defined herein).
     2. Argon develops a variety of systems used in surveillance and combat, including reconnaissance equipment mounted on planes, sensors meant to warn of an approaching enemy and special sights to help troops locate snipers in urban warfare. Its primary customers are the U.S. Air Force, Navy and Department of Homeland Security.
     3. With the shift in the Pentagon’s focus away from big weapons meant for conventional wars to high-intelligence tools to fight against shadowy insurgent groups in places like Iraq and Afghanistan, Argon is uniquely situated to supply the U.S. military with the weapons it needs for the immediate future. Boeing recognizes the unique value of Argon’s products to position Boeing to serve the Pentagon’s shifting focus. As was stated by Roger Krone (“Krone”), head of Boeing’s network and space division, warfighting technologies like those developed by Argon are “going to be the really important markets in the future.” Indeed, Boeing’s prospects have suffered in recent years because of its focus on battlefield hardware and inability to grow organically into new technology markets. The Pentagon has cancelled a number of large Boeing contracts for conventional battlefield hardware over the past few years. With the Proposed Transaction, however, Boeing will be able to capture the benefits from Argon’s products to secure future contracts from the Pentagon. Argon shareholders, however, will not be allowed to share in these future profits.
     4. The Proposed Transaction is the product of an unfair sales process designed to deliver the Company to Boeing, on terms preferential to Boeing, so that certain Company insiders could secure material benefits not shared with the Company’s public shareholders (the “Process”). While Argon hired an investment banker to explore strategic alternatives, from Boeing’s perspective “[t]he process from there was relatively straightforward,” said Krone. “We were contacted by Argon representatives, which led to submittal of a bid.” That Boeing was the preferred and perhaps only bidder is not surprising, since the two companies have had a close, working relationship over the past two years. Indeed, as detailed herein, the nature of Argon’s initial and ongoing contact with Boeing during the Process leading to the Proposed Transaction is suspect.
     5. The Process was driven by materially interested Company insiders led by the Company’s Chief Executive Officer (“CEO”), Terry L. Collins (“Collins”), who is the Company’s largest shareholder with a 12.4% ownership stake (which he has obligated himself to vote in favor of the Proposed Transaction), which means that he will receive a windfall of $93.7 million after cashing out his shares if the Proposed Transaction is consummated. Collins will also be able to cash out the rest of his illiquid equity holdings in the Company and he, along with the rest of Argon’s conflicted management team, are being given jobs with the Company post-merger. In fact, Boeing has promised Collins that it will continue to operate Argon as a standalone subsidiary within Boeing, a new division of Boeing Network & Space Systems, with Collins’ entire management team intact. Essentially, Boeing has promised Collins that he can have his cake and eat it too — the same position with his Company intact and without the hassles of remaining obedient to public company shareholders and fulfilling reporting requirements.
     6. The Process was also designed to benefit certain members of the Board that hold large, illiquid blocks of Company stock and other equity holdings that they would not be able to cash out absent the Proposed Transaction. Specifically, Board members Victor F. Sellier (“Sellier”) and Thomas E. Murdoch (“Murdoch”) hold 11.3% and 10.8%, respectively, of the Company’s outstanding shares, representing block sizes of nearly 2.5 million shares each. Without the liquidity event promised by Boeing in the Proposed Transaction, Sellier and Murdoch could not sell their shares on the open market in a block sale without taking a liquidity discount and/or driving down the Company’s stock price and thus the value of the shares, not to mention potentially running afoul of U.S. Securities and Exchange Commission (“SEC”) Rule 144. The only other option would be to sell their shares slowly into the market in insider trading windows, which is not an attractive option at all for Sellier and Murdoch, who are 60 and 67 years of age respectively and are looking to cash out quickly.
     7. Moreover, the Individual Defendants have sought shareholders’ tender of shares in connection with the Proposed Transaction through the issuance of materially incomplete disclosures contained in solicitation/recommendation statements that Argon filed on July 8, 2010 with the SEC on Form SC 14D9 (the “Solicitation Statement”).
     8. As detailed herein, the Solicitation Statement omits material information concerning, among other things: (i) the Process resulting in the Proposed Transaction; (ii) the value and prospects of Argon; (iii) the full nature and extent of the various conflicts of interest that arose in the context of the Proposed Transaction’s negotiation; and (iv) the financial analyses conducted by Stone Key Partners LLC and the Stone Key securities division of Hudson Partners Securities LLC (“Stone Key”), the Board’s financial advisor in connection with the Proposed Transaction. In the absence of full and accurate disclosure prior to the expiration of the Offer, on August 4, 2010, the Company’s unaffiliated public shareholders will not be able to make an informed decision regarding whether to tender their shares in connection with the Proposed Transaction.
     9. Further, in connection with the Proposed Transaction, the Board failed to adequately discharge its fiduciary duties to the shareholders by, inter alia: (i) failing to ensure that they will receive maximum value for their shares; (ii) failing to conduct an appropriate sale process; (iii) locking-up of the Proposed Transaction by agreeing to onerous terms in the Merger Agreement (defined below) with Boeing that will dissuade or otherwise preclude the emergence of a superior offer or transaction or make it make it financially unrealistic for competing bidders to forward with a higher bid for shareholders.
     10. Specifically, the Board has agreed to: (i) a top-up option that provides Boeing with the right to buy at a nominal price as many of the Company’s unissued shares as are necessary to reach the minimum threshold to conduct a short-form merger, ownership of 90% of the Company’s outstanding shares, as long as Boeing secures tender of a simple majority of the Company’s shares; (ii) a no-shop clause that prohibits the Company from providing confidential Company information to or even communicating with potential competing bidders except under extremely limited conditions; (iii) a matching rights provision that provides Boeing with three business days to match any superior proposal in the unlikely event one emerges; (iv) a termination fee provision that obligates the Company to pay Boeing a $28 million termination fee in the event the Board decides to change its recommendation in favor of another bidder; and (v) voting agreements that obligate the Board and Company management to vote in favor of the Proposed Transaction, which, as of the date of the Company’s last proxy statement, equates to 37.7% of the Company’s stock, not counting issued but unvested equity awards that will be converted into shares upon closing of the tender offer.

     11. Accordingly, this action seeks equitable relief, among other things, compelling the Board to properly exercise its fiduciary duties to the shareholders and to enjoin the close of the Proposed Transaction to prevent irreparable harm to them.
JURISDICTION AND VENUE
     12. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §1332(a)(2) in that plaintiff and defendants are citizens of different states and the matter in controversy exceeds $75,000, exclusive of interest and costs. This Court also has jurisdiction over this action pursuant to 15 U.S.C. §78bb(f)(3)(A)(i), because it is a class action based upon the statutory or common law of Delaware, Argon’s state of incorporation, and thus may be maintained in federal court. This Court has supplemental jurisdiction under 28 U.S.C. §1367.
     13. Venue is proper in this District pursuant to 28 U.S.C. §1391 because defendant Argon has its principal place of business in this District. Plaintiff’s claims arose in this District, where most of the actionable conduct took place, where most of the documents are electronically stored and where the evidence exists, and where virtually all the witnesses are located and available to testify at the jury trial permitted on these claims in this Court. Moreover, each of the Individual Defendants, as Company officers and/or directors, has extensive contacts with this District.
PARTIES
     14. Plaintiff Deidre Noelle Sullivan is, and has been at all times relevant hereto, an Argon shareholder. Plaintiff is a citizen of Connecticut.
     15. Argon is a Delaware corporation, headquartered 12701 Fair Lakes Circle, Suite 800, Fairfax, Virginia 22033. Argon is, and at all times relevant hereto was, listed and traded on the Nasdaq Stock Exchange under the symbol “STST.” Argon and its subsidiaries provide systems engineering, development, and services in the United States and internationally. Its services include command, control, communication, computer, combat system, intelligence, surveillance, and reconnaissance systems and services.

     16. Defendant Collins (defined above, ¶5) is a resident of Virginia.
     17. Defendant Maureen Baginski (“Baginski”) is an Argon director. Baginski is a resident of Virginia.
     18. Defendant Delores M. Etter (“Etter”) is an Argon director. Etter is a resident of Texas.
     19. Defendant John Irvin (“Irvin”) is an Argon director. Irvin is a resident of Texas.
     20. Defendant David C. Karlgaard (“Karlgaard”) is an Argon director. Karlgaard is a resident of Virginia.
     21. Defendant Peter A. Marino (“Marino”) is an Argon director. Marino is a resident of Virginia.
     22. Defendant Robert McCashin (“McCashin”) is an Argon director. McCashin is a resident of Florida.
     23. Defendant Murdoch (defined above, ¶6) is an Argon director. Murdoch is a resident of Virginia.
     24. Defendant S. Kent Rockwell (“Rockwell”) is an Argon director. Rockwell is a resident of Pennsylvania.
     25. Defendant Sellier (defined above, ¶6) is an Argon director. Sellier is a resident of Virginia.
     26. Defendant Lloyd A. Semple (“Semple”) is an Argon director. Semple is a resident of Michigan.
     27. The defendants identified in ¶¶16-26 are at times collectively referred to as the “Individual Defendants.”

     28. The Individual Defendants, as officers and directors of the Company, owe fiduciary duties to the public shareholders. As alleged herein, they have breached their fiduciary duties by failing to maximize shareholder value in a proposed sale of the Company.
     29. Defendant Boeing designs, develops, manufactures, sells, and supports commercial jetliners, military aircraft, satellites, missile defense, human space flight, and launch systems and services worldwide. It operates in five segments: Commercial Airplanes, Boeing Military Aircraft (BMA), Network & Space Systems (N&SS), Global Services & Support (GS&S), and Boeing Capital Corporation (BCC). Boeing also engages in engineering, operations, and technology activities. Defendants Boeing and Argon have historically worked together and the management and/or representatives of each have working relationships. By way of example, in February 2008, as part of a five-month contract, Boeing worked with Argon to help define program requirements and develop initial system concepts for the U.S. Navy’s EPX multi-intelligence system.
     30. Defendant Vortex Merger Sub, Inc. (“Vortex”), is a Delaware corporation that is wholly-owned by Boeing and formed solely to effectuate the Proposed Transaction. Where appropriate from the context of the allegations, Merger Sub is referred to herein collectively with Boeing as “Boeing.”
CLASS ACTION ALLEGATIONS
     31. Plaintiff brings this action individually and as a class action pursuant to Federal Rule of Civil Procedure 23, on behalf of all holders of Argon stock who are being and will be harmed by defendants’ actions described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.
     32. This action is properly maintainable as a class action.
     33. The Class is so numerous that joinder of all members is impracticable. Argon has outstanding approximately 21.89 million shares owned by thousands of shareholders.

     34. There are questions of law and fact which are common to the Class, including, inter alia, the following:
          (a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty and due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;
          (b) whether the Individual Defendants have erected barriers designed to deter interested bidders, other than Boeing;
          (c) whether the Individual Defendants have disclosed to the Company’s public shareholders all material information necessary for said shareholders to make a decision as to whether to tender their shares in connection with the Proposed Transaction; and
          (d) whether plaintiff and the other members of the Class will be irreparably harmed if the transactions complained of herein are consummated.
     35. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.
     36. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.
     37. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications which would establish incompatible standards of conduct for the party opposing the Class.
     38. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FACTUAL ALLEGATIONS
A.	The Announcement of the Proposed Transaction
     On June 30, 2010, Argon and Boeing announced, through separately issued press releases, that they had signed a definitive merger agreement in connection with the Proposed Transaction, pursuant to which Argon shareholders will receive $34.50 per share in cash upon completion of the merger (“Merger Agreement”). The Proposed Transaction was unanimously approved by the Board and the board of directors of Boeing.
B.	The Proposed Transaction Fails to Account for or Adequately Value Argon’s Favorable Outlook and Imminent Business Prospects
     39. The value of Argon’s stock is greater than the consideration offered by Boeing in connection with the Proposed Transaction, particularly when considering the Company’s present and future growth and profitability objectives.
     40. Argon develops a variety of systems used in surveillance and combat, including reconnaissance equipment mounted on planes, sensors meant to warn of an approaching enemy and special sights to help troops locate snipers in urban warfare. Its primary customers are the U.S. Air Force, Navy and Department of Homeland Security.
     41. With the shift in the Pentagon’s focus away from big weapons meant for conventional wars to high-intelligence tools to fight against shadowy insurgent groups in places like Iraq and Afghanistan, Argon is uniquely situated to supply the U.S. military with the weapons it needs for the immediate future. Indeed, on the heels of the Pentagon policy change and the promise of increased spending on technology such as that held by Argon, Argon Chief Operating Officer Kerry Rowe stated in a May 6, 2009 press release announcing the Company’s second quarter 2009 financial results: “We believe that Secretary Gates’ recommendation for a $2 billion increase in intelligence, surveillance, and reconnaissance for fiscal year 2010 clearly indicates strong future requirements for ISR products and services.”

     42. Boeing recognizes the unique value of Argon’s products to position Boeing to serve the Pentagon’s shifting focus. As was stated by Krone, head of Boeing’s network and space division, warfighting technologies like those developed by Argon are “going to be the really important markets in the future.” Indeed, Boeing’s prospects have suffered in recent years because of its focus on battlefield hardware and inability to grow organically into new technology markets. The Pentagon has cancelled a number of large Boeing contracts for conventional battlefield hardware over the past few years. With the Proposed Transaction, however, Boeing will be able to capture the benefits from Argon’s products to secure future contracts from the Pentagon.
     43. Argon shareholders, however, will not be allowed to share in these future profits. On June 30, 2010, defendants announced the Proposed Transaction in a press release entitled “Argon ST Announces Agreement to be Acquired by The Boeing Company.” The press release stated, in relevant part:
Argon ST, Inc., and The Boeing Company today announced that they have entered into an agreement for Boeing’s acquisition of Argon ST in an all cash tender offer and merger for $34.50 per share, or approximately $775 million, net of cash acquired.
The agreement to acquire Argon ST, a leading developer of command, control, communications, computers, combat systems, intelligence, surveillance, and reconnaissance (C5ISR), advances Boeing’s growth strategy and expands its capabilities to address the C5ISR, cyber and intelligence markets.
“We’re very pleased to join The Boeing Company,” said Dr. Terry Collins, chairman and chief executive officer of Argon ST. “Our employee teams know each other well, and we are excited to now continue our combined support to our warfighters and first responders as one company.”
Once acquired, Argon ST will be a stand-alone subsidiary of Boeing and a new division of Boeing Network & Space Systems, a business within the Boeing Defense, Space & Security operating unit. Argon ST will continue to be led by Collins and his management team, which will help ensure a seamless transition for employees and customers.
“Combining the strength of Boeing with the experience of Argon ST will significantly accelerate our capabilities in sensors, communications technologies and information management,” said Dennis Muilenburg, president and CEO of Boeing Defense, Space & Security. “Today’s announcement follows two years of partnering with Argon ST’s talented employees who, like Boeing employees, take pride in developing and deploying world-class engineering solutions for our customers.”
Founded in 1997 and headquartered in Fairfax, Virginia, Argon ST develops sensors and networks designed to exploit, analyze and deliver information for real-time situational awareness. In fiscal 2009, the company generated $366 million in revenues. Argon ST has operating locations in Virginia, California, Michigan, Pennsylvania, Florida, Maryland and Texas, and has approximately 1,000 employees.
“Joining Boeing will have a very positive impact on our combined C5ISR offerings,” stated Kerry Rowe, president and chief operating officer of Argon ST. “We look forward to an even stronger position in the marketplace both domestically and internationally, utilizing Boeing’s global footprint and strong customer relationships.”
The completion of the transaction is subject to a majority of the outstanding Argon ST shares being tendered, as well as satisfactory completion of other customary closing conditions, including U.S. regulatory approval.
The definitive agreement was unanimously approved by Argon ST’s Board of Directors, and Argon ST’s Board intends to recommend that the company’s stockholders tender their shares in the offer.
Boeing plans to fund the transaction with existing cash and expects to close by the end of September 2010.
     44. The Proposed Transaction is the product of an unfair sales process designed to deliver the Company to Boeing, on terms preferential to Boeing, so that certain Company insiders could secure material benefits not shared with the Company’s public shareholders. Indeed, while the Solicitation Statement describes an apparent sales (and as alleged in detail below), from the moment defendant Collins solicited Boeing’s interest in acquiring Argon, the sale of the Company to Boeing was a foregone conclusion. From Boeing’s perspective “[t]he process from there was relatively straightforward,” said Krone. “We were contacted by Argon representatives, which led to submittal of a bid.” That Boeing was the preferred and perhaps only bidder is not surprising, since the two companies have had a close working relationship over the past two years.
     45. The Process was driven by materially interested Company insiders led by the Company’s CEO, defendant Collins, who is the Company’s largest shareholder with a 12.4% ownership stake (which he has obligated himself to vote in favor of the Proposed Transaction), which means that he will receive a windfall of $93.7 million after cashing out his shares if the Proposed Transaction is consummated. Collins will also be able to cash out the rest of his illiquid equity holdings in the Company and he, along with the rest of Argon’s conflicted management team, are being given jobs with the Company post-merger. In fact, Boeing has promised Collins that it will continue to operate Argon as a standalone subsidiary within Boeing, a new division of Boeing Network & Space Systems, with Collins’ entire management team intact. There is no indication, in the Solicitation Statement or otherwise, that any other potential acquirers offered Collins and his cronies the same luxuries and remuneration. Essentially, Boeing has promised Collins that he can exploit the benefits of all aspects of the Proposed Transaction — maintaining the same position with his Company, while eliminating the hassles and obligations of remaining obedient to public company shareholders and fulfilling reporting requirements.
     46. The Process was also designed to benefit certain members of the Board that hold large, illiquid blocks of Company stock and other equity holdings that they would not be able to cash out absent the Proposed Transaction. Specifically, Board members defendants Sellier and Murdoch hold 11.3% and 10.8%, respectively, of the Company’s outstanding shares, representing block sizes of nearly 2.5 million shares each. Without the liquidity event promised by Boeing in the Proposed Transaction, Sellier and Murdoch could not sell their shares on the open market in a block sale without taking a liquidity discount and/or driving down the Company’s stock price and thus the value of the shares, not to mention potentially running afoul of SEC Rule 144. The only other option would be to sell their shares slowly into the market in insider trading windows, which is not an attractive option at all for Sellier and Murdoch, who are 60 and 67 years of age respectively and are looking to cash out quickly.

C.	Deal Protections Will Preclude a Competing Transaction that Would Maximize Value to Argon Shareholders
     47. The terms of the Merger Agreement itself will dissuade or otherwise preclude the emergence of a superior transaction. In further breach of their fiduciary duties, the Board has agreed to lock up the Proposed Transaction with preclusive deal protection devices that make it financially unrealistic for competing bidders to forward with a higher bid for shareholders.
     48. First, the Board has agreed to a top-up option that provides Boeing with the right to buy at a nominal price as many of the Company’s unissued shares as are necessary to reach the minimum threshold to conduct a short-form merger, ownership of 90% of the Company’s outstanding shares, as long Boeing secures tender of a simple majority of the Company’s shares.
     49. Second, the Board has agreed to a no-shop clause that prohibits the Company from providing confidential Company information to or even communicating with potential competing bidders except under extremely limited conditions.
     50. Third, the Board has agreed to a matching rights provision that provides Boeing with three business days to match any superior proposal in the unlikely event one emerges.
     51. Fourth, the Board has agreed to a termination fee provision that obligates the Company to pay Boeing a $28 million termination fee in the event the Board decides to change its recommendation in favor of another bidder.
     52. Fifth, voting agreements obligate the Board and Company management to vote in favor of the Proposed Transaction, which, as of the date of the Company’s last proxy statement, equates to 37.7% of the Company’s stock, not counting issued but unvested equity awards that will be converted into shares upon closing of the tender offer.
     53. As it stands, the Proposed Transaction does not adequately value Argon shares. Instead, as a direct result of the Board’s abandonment of duty, the Proposed Transaction will benefit Boeing.

     54. Unless enjoined by this Court, the defendants will continue to breach and/or aid the breaches of fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Transaction which will deprive Class members of their fair share of Argon’s valuable assets and businesses, to the irreparable harm of the Class.
D.	The Solicitation Statement Contains Materially Misleading Statements and Omits Information Needed to Ensure Shareholders are Adequately Informed Prior to Tendering Their Shares in Connection With the Proposed Transaction
     55. The July 8, 2010 Solicitation Statement, which included the Board’s recommendation in favor of the Proposed Transaction, was filed with the SEC. The Solicitation Statement omits material information about the Proposed Transaction that must be disclosed to Argon’s shareholders to enable them to render an informed decision as to whether to tender their shares for or against the Proposed Transaction.
     56. This omitted information, if and when disclosed, would significantly alter the totality of information available for consideration by the average Argon shareholder.
     57. The Solicitation Statement omits material information concerning the Process, events and analyses leading up to the Proposed Transaction, including the opinions of the Board’s financial advisor Stone Key.
     58. First, the Solicitation Statement omits material information concerning the Process that resulted in the Proposed Transaction. The absence of adequate disclosure concerning the Process will prevent shareholders from determining for themselves whether the Proposed Transaction is, indeed, in their best interests, as the Individual Defendants have represented that it is.
     59. The Solicitation Statement describes that, in early 2009, at or around the beginning of the Process leading to the Proposed Transaction, the Company was approached by a large defense contractor (defined in the Solicitation Statement as “Bidder A”) to explore a possible acquisition of the Company. Immediately after that description, the Solicitation Statement states that, on April 14,

2009, defendant Collins called “James F. Albaugh, President of [Boeing]’s Integrated Defense Systems operating unit (now known as Defense, Space & Security), to inquire about [Boeing]’s interest in a possible business combination.”
     60. The Solicitation Statement does not disclose why defendant Collins elected to solicit bidders prior to entering due diligence or negotiations with Bidder A. What is more, the Solicitation Statement does not disclose why defendant Collins chose to contact Boeing and, more specifically, Mr. Albaugh to solicit Boeing’s interest in a possible business combination. The Solicitation Statement must disclose what potential prior relationship between Argon and Boeing, defendant Collins and Boeing, or defendant Collins and Mr. Albaugh prompted the April 14, 2009 telephone call.
     61. The Solicitation Statement then states that for the remaining portion of April 2009, defendant Collins and Mr. Albaugh continued discussions regarding a potential acquisition of Argon by Boeing. The Solicitation Statement does not disclose why Argon’s focus was on Boeing, seemingly to the detriment of other potential bidders, including Bidder A, during that time-frame. Indeed, despite the fact that Bidder A contacted Argon prior to Argon’s solicitation of Boeing’s interest, Argon executed a non-disclosure agreement with Boeing first and provided Boeing with confidential information concerning the Company first. The Solicitation Statement does not disclose the reason for Argon’s focus, including, notably, its apparent preference toward Boeing over others.
     62. The Solicitation Statement then states that, on June 2, 2009, defendant “Collins spoke with Roger A. Krone, President of Boeing Network & Space Systems (a business within [Boeing]’s Defense, Space & Security operating unit), about the evaluation process.” The Solicitation Statement does not disclose what prompted the discussion between defendant Collins and Mr. Krone, as well as whether there was any prior relationship between Argon and Mr. Krone or defendant Collins and Mr. Krone. Similarly, the Solicitation Statement later describes that, on July

27, 2009, Mr. Krone met with defendant Sellier, a member of the Board and one of the Company’s largest stockholders, to discuss a potential business combination between Argon and Boeing. The Solicitation Statement does not disclose what prompted the discussion between defendant Sellier and Mr. Krone, as well as whether there was any prior relationship between defendant Sellier and Mr. Krone.
     63. According to the Solicitation Statement, at subsequent meetings held on June 5, 2009 and June 10, 2009, members of Boeing’s management met with representatives of the Company. In its continued description of the Process, the Solicitation Statement describes a September 10, 2009 meeting between Boeing’s management and “representatives of the Company.” The Solicitation Statement does not disclose which representatives of Argon or Boeing attended those meetings, including, for example, whether Mr. Albaugh, Mr. Krone and/or defendants Collins and Sellier were in attendance. The Solicitation Statement then states that, after receiving preliminary bids from both Boeing and Bidder A, “the Company communicated that it would only consider an offer at a price of at least $30.00 in cash per share” and that when Boeing and Bidder A requested negotiations on an exclusive basis, “the Company did not agree to the requested exclusivity.” (Emphasis added.) The Solicitation Statement does not disclose which members of Argon were included in the term “the Company,” including, for example, defendants Collins and/or Sellier.
     64. The Solicitation Statement discloses that at one or more of the June 2009 meetings between Argon and Boeing representatives, the participants “analyze[d] the possible synergies that could be derived from a business combination.” The Solicitation Statement does not disclose what synergies were discussed or, more importantly, what information the representatives of one company knew about the other as part the overall synergistic evaluation. Specifically, the Solicitation Statement does not disclose whether Boeing relied on any confidential information regarding Argon as part of the discussions or analysis of potential synergies, as well as whether Argon was provided any confidential information concerning Boeing in the same regard. The Solicitation Statement also does not disclose the synergies considered or valued in connection with any bidder, including, ultimately, the estimated amount of synergies resulting from the Proposed Transaction.
     65. Through September and October 2009, according to the Solicitation Statement, representatives of Argon and Boeing continued to discuss Boeing’s interest in acquiring Argon, including multiple calls between Mr. Krone and Joseph T. Lower, Boeing’s Vice President of Corporate and Strategic Development, and defendants Collins and Sellier. The Solicitation Statement does not disclose what, if any, prior relationship between Mr. Lower and Argon, defendant Sellier and/or defendant Collins. The Solicitation Statement does not disclose why Argon’s focus was on Boeing, seemingly to the detriment of other potential bidders, including Bidder A, during that time-frame.
     66. On October 20, 2009, according to the Solicitation Statement, the Board met with and formally retained Stone Key as its financial advisor in evaluating strategic alternatives. The Solicitation Statement does not disclose whether the Board considered the retention of alternative financial advisors. The Solicitation Statement also does not disclose prior work performed by Stone Key on behalf of Boeing and whether that work was considered by the Board in connection with its retention of Stone Key as financial advisor.
     67. The Solicitation Statement described that, at the same October 20, 2009 meeting, representatives of Stone Key presented the Board with a preliminary review of the strategic alternatives available to the Company, which included a sale of the Company, strategic acquisitions, recapitalizations or continuing to execute the Company’s business plan as an independent company. The Solicitation Statement does not disclose whether, at or in advance of the meeting, Stone Key was provided with any projections or forecasts by management pertaining to the Company, as well as whether those figures were utilized by Stone Key in their review and presentation to the Board.

And, if Stone Key did utilize projections for its presentation at the October 20, 2009, the Solicitation Statement does not disclose who prepared the projections, when they were prepared, and whether they were updated at any point during the Process.
     68. The Solicitation Statement does not disclose whether the strategy of Argon remaining an independent company was abandoned at any point during the Process. And, if remaining an independent company was no longer an option considered by the Board, the Solicitation Statement does not disclose the basis for that decision. Indeed, following the description of the Board’s October 20, 2009 meeting, the Solicitation Statement makes no further mention of remaining an independent company as a consideration, strategy or alternative.
     69. At the Board’s November 9, 2009 meeting, according to the Solicitation Statement, the Board formed a Special Committee comprised of Individual Defendants McCashin, Semple, Etter, Karlgaard and Marino. The Solicitation Statement states that each member of the Special Committee was an independent director of the Company. The Solicitation Statement does not, however, provide any information as for the basis for qualifying those individuals as “independent” or, correspondingly, why the other members of the Board were not considered “independent.” Specifically with respect to defendant Marino, the Solicitation Statement does not identify which bidder or bidders with which he had consulting relationships, including, in particular, any relationship he had with Boeing.
     70. The Solicitation Statement describes that over the remaining course of the fall 2009, the Board initiated a sales process. On January 12, 2010, the Company issued a press release stating that the Company was considering strategic alternatives, that the Company had retained Stone Key as its financial advisor, but that no assurance could be given that any transaction would be completed. In response to the press release, Argon was contacted by several potential bidders, including its continued discussions with Boeing. The Solicitation Statement does not disclose whether the potential bidders were strategic versus equity buyers, or a combination of both.
     71. In February 2010, according to the Solicitation Statement, Stone Key contacted a targeted list of potential bidders, to whom Stone Key told that the Company would only consider an offer at a price of at least $30.00 per share. The Solicitation Statement does not disclose whether the potential bidders were told of other conditions (e.g. cash versus stock). The Solicitation Statement then states that, beginning in March 2010, eight potential bidders were provided confidential information about the Company, including its “product portfolio, research and development programs, sales forecasts and operations.” The Solicitation Statement does not, however, disclose when the referenced set of forecasts was prepared, whether they were updated at any later point during the Process, and what changes were made from the prior version to this version.
     72. As the Process continued as described in the Solicitation Statement, on May 10, 2010, Stone Key sent a bid process letter to the eight interested parties, including a form merger agreement that contemplated an all-cash tender offer followed by a merger. The Solicitation Statement does not disclose why an all-cash tender offer was a prerequisite to entering into an agreement to acquire Argon. Indeed, the preferred deal structure acted to preclude one or more bidders from competing in the sales process. Further, the Solicitation Statement does not disclose whether the potential bidders were strategic versus equity buyers, or a combination of both.
     73. With respect to Bidder B, according to the Solicitation Statement, the Special Committee had “concerns” relating to certain aspects of Bidder B’s offer because of the resulting “potential for delay.” The Solicitation Statement does not disclose, however, why timing was an issue. In fact, the Solicitation Statement does not indicate at all that there was a particular time-frame with which the Company, the Board, or its financial advisor had hoped to complete any potential transaction.

     74. The Solicitation Statement states that, on June 23, 2010, the Company provided each of the three remaining bidders with the Company’s updated projections. The Solicitation Statement does not, however, disclose when the referenced set of projection was prepared, whether they were updated at any later point during the Process, and what changes were made from the prior version to this version.
     75. According to the Solicitation Statement, again with respect to Bidder B, the Special Committee discounted Bidder B’s June 25, 2010 offer — which was highest of the remaining three bidders — “[g]iven that the offer by Bidder B contemplated a longer time before closing.” As before, the Solicitation Statement does not disclose why timing was an issue, or that it was to be considered by the Board.
     76. In connection with the next round of bidding, on June 27, 2010, the Solicitation Statement says that Boeing “indicated that it would no longer require that the retention agreements with certain executives be executed at or prior to the signing of the merger agreement.” The Solicitation Statement does not disclose whether Boeing received verbal commitments from the “certain executives” it intended to keep with the Company after a potential transaction is consummated. The fact becomes increasingly material in light of the extensive communications Boeing representatives had with Argon management, including, for example, defendant Collins, throughout — and, by all indications, prior to — the Process.
     77. That same evening, as the Solicitation Statement describes, the Special Committee met to consider the advantages and disadvantages of the revised offers — including timing issues — and set forth a “goal to have a final draft merger agreement ready for consideration at a meeting of the Board that was scheduled to begin early in the morning on June 29, 2010.” The Solicitation Statement, again, does not disclose why timing was an issue and, in particular, why the Special Committee felt compelled to finalize the terms of any proposed transaction within two days.

     78. The Solicitation Statement then describes the final bidding process, which took place on June 28 and June 29, 2010. At 3:30 p.m., on June 29, 2010, Boeing increased its bid to the later-accepted price of $34.50. That offer came after Bidder B offered $34.10 a share earlier that morning — an offer that represented a $2.60 increase over Bidder B’s prior offer and a $2.10 increase over Boeing’s prior offer. Yet, based on the Solicitation Statement, Bidder B was not told of Boeing’s increased offer and was not given an opportunity to outbid it.
     79. Second, the Solicitation Statement omits material information concerning the value and prospects of Argon, both with respect to the manner in which the Board considered and evaluated remaining an independent company and as applied to what information was supplied to particular bidders.
     80. At the Board’s October 20, 2009 meeting, the Solicitation Statement says that Stone Key reviewed the Company’s options for “continuing to execute the Company’s business plan as an independent company.” The Solicitation Statement does not disclose what information — projections, forecasts or otherwise — Stone Key was provided by management in advance of the October 20, 2009 meeting. And, if Stone Key was in possession of management projections as of that date, the Solicitation Statement does not disclose when those projections were prepared, the purpose of their preparation, as well as if and when they were updated during the Process.
     81. Further, the Solicitation Statement does not disclose what, if anything, the Board considered with respect to keeping the Company an independent entity. Indeed, based on the description set forth in the Solicitation Statement, the October 20, 2009 meeting was the last time the option was even presented to — let alone considered or vetted by — the Board for the duration of the Process.
     82. Next, the Solicitation Statement describes that in “March and April 2010,” potential acquirers were furnished confidential information pertaining to the Company, including “forecasts.”

The Solicitation Statement does not disclose, however, when those forecasts were prepared, for what purpose, and whether they were updated (and/or re-furnished to potential buyers) during the Process.
     83. Then, according to the Solicitation Statement, on June 23, 2010, the Company provided the then three remaining bidders “with an update on the Company’s financial performance for its current quarter and its projection for the full year.” The Solicitation Statement fails to disclose, however, what impact the “current quarter” had on the Company’s outlook and projections.
     84. The Solicitation Statement further fails to disclose whether the “update on the Company’s financial performance” was furnished to previously interested bidders. Indeed, according to the Solicitation Statement, only weeks earlier “eight potential bidders were provided confidential information about the Company” and as recently as February 2010 “twenty-two potential bidders” were contacted by Stone Key “regarding a potential acquisition.” (Emphasis added.) The Solicitation Statement does not disclose whether these potential acquirers were provided with the updated financial information.
     85. As part of Stone Key’s discounted cash flow analysis, as described in the Solicitation Statement, the financial advisor relied on, among other things, “summary guidance from the Company’s senior management with respect to fiscal year 2013.” The Solicitation Statement does not disclose the “summary guidance” or any projections for the Company beyond 2012. The Solicitation Statement also does not disclose whether the summary guidance with respect to fiscal year 2013 was supplied to any potential acquirers, including, for example, Boeing, Bidder A or Bidder B.
     86. In a section titled “Financial Forecasts,” the Solicitation Statement discloses summaries of the internal financial forecasts that the Company provided Bidder A, Bidder B and Boeing on June 23, 2010. The Solicitation Statement provides the following:

	Fiscal Year Ending
	September 30,
	2010E	2011E	2012E
	(Dollars in millions)
Backlog	$301.5	$381.5	$571.5
Bookings	$420.0	$587.0	$790.0
Revenue	$350.0	$490.0	$600.0
Operating Income	$37.0	$59.5	$76.6
Adjusted EBITDA	$54.4	$77.8	$95.4
The Solicitation Statement does not disclose, however, the basis for the substantial increase in backlog, bookings, and revenue between 2011 and 2012.
     87. Third, the Solicitation Statement omits material information concerning the financial analyses conducted by Stone Key in connection with the Proposed Transaction. This information is material to shareholders, who cannot obtain the information elsewhere but necessarily must rely upon Stone Key’s analyses in determining whether to support the Proposed Transaction.
     88. For example, in Stone Key’s Discounted Cash Flow Analyses, the Solicitation Statement does not disclose what definition of unlevered after-tax free cash flows was used in the analysis. The Solicitation Statement also does not disclose how stock-based compensation was accounted for in Stone Key’s Discounted Cash Flow Analyses. And, the Solicitation Statement fails to disclose how Stone Key derived the range of terminal EBITDA multiples (6.0x – 8.0x) and perpetuity growth rates (2.5 – 3.5%) used in the analysis.
     89. Further, the Solicitation Statement does not clarify the manner in which “adjusted EBITDA,” as identified in the Financial Forecasts section of the Solicitation Statement, compares to the EBITDA used by Stone Key in its analyses.
     90. The disclosures made in the Solicitation Statement are clearly inadequate to allow minority and disinterested shareholders to make an informed decision as to whether to tender their shares. Accordingly, unless enjoined by this Court, defendants will breach and/or aid the breaches of fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Transaction to the irreparable harm of the Class.

     91. Plaintiff and the other members of the Class have no adequate remedy at law.
COUNT I
Claim for Breaches of Fiduciary Duties
Against the Individual Defendants
     92. Plaintiff repeats and realleges each allegation set forth herein.
     93. The Individual Defendants have violated their fiduciary duties of care and loyalty owed to the public shareholders of Argon. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in Argon.
     94. As demonstrated by the allegations above, the Individual Defendants have failed to exercise the care required, and breached their duties of loyalty because, among other reasons:
          (a) they have failed to properly value the Company;
          (b) they have failed to take steps to maximize the value of Argon to its public shareholders; and
          (c) they have agreed to terms in the Merger Agreement that favor Boeing and themselves, and deter alternative bids.
     95. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and may consummate the Proposed Transaction which will deprive the Class of its fair proportionate share of Argon’s valuable assets and businesses, to the irreparable harm of the Class.
     96. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

COUNT II
Claim for Aiding and Abetting Breaches of
Fiduciary Duties Against Defendants Argon and Boeing
     97. Plaintiff repeats and realleges each allegation set forth herein.
     98. Defendants Argon and Boeing are sued herein as aiders and abetters of the breaches of fiduciary duties outlined above by the Individual Defendants, as members of the Board of Argon.
     99. The Individual Defendants breached their fiduciary duties of good faith, loyalty, due care and candor to the Argon stockholders by failing to:
          (a) fully inform themselves of the market value of Argon before entering into the Merger Agreement;
          (b) act in the best interests of the public stockholders of Argon common stock;
          (c) maximize stockholder value;
          (d) obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Merger Agreement;
          (e) act in accordance with their fundamental duties of good faith, due care and loyalty; and
          (f) disclose all material information concerning the transaction to enable Argon’s stockholders to tender their shares on an informed basis of the Proposed Transaction.
     100. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of Argon and Boeing, which, therefore, aided and abetted such breaches via entering into the Merger Agreement.
     101. Argon and Boeing had knowledge that they were aiding and abetting the Individual Defendants’ breach of their fiduciary duties to the Argon stockholders.
     102. Argon and Boeing rendered substantial assistance to the Individual Defendants in their breach of their fiduciary duties to the Argon stockholders.

     103. As a result of defendants’ conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares and will not be able to make an informed decision as to whether to tender their shares with all material information concerning the Proposed Transaction.
     104. As a result of the unlawful actions of Argon and Boeing, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for Argon’s assets and business, will be prevented from obtaining the real value of their equity ownership in the Company, and will be forced to decide whether to tender their shares on the basis of inadequate and incomplete information concerning the Proposed Transaction. Unless the actions of Argon and Boeing are enjoined by the Court, they will continue to aid and abet the Individual Defendants’ breach of their fiduciary duties owed to plaintiff and the members of the Class, and will aid and abet a process that inhibits the maximization of stockholder value and the disclosure of material information.
     105. Plaintiff and the other members of the Class have no adequate remedy at law.
     106. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against defendants. Plaintiff’s counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.
PRAYER FOR RELIEF
     WHEREFORE, plaintiff demands relief, in plaintiff’s favor and in favor of the Class and against defendants, as follows:
     A. Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of defendants and is therefore unlawful and unenforceable;

     B. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;
     C. Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof, including the “no solicitation” clause, the top-up option, the matching rights clause, the termination fee clause, and the voting agreements;
     D. Enjoining defendants from consummating the Merger Agreement and Proposed Transaction unless and until curative disclosures are made to Argon’s shareholders;
     E. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     F. Granting such other and further equitable relief as this Court may deem just and proper.
JURY DEMAND
     Plaintiff demands a trial by jury.

DATED: July 12, 2010	O’DONOGHUE & O’DONOGHUE LLP
FRANCIS J. MARTORANA (VA Bar #41685)

/s/ Francis J. Martorana
FRANCIS J. MARTORANA

4748 Wisconsin Avenue, N.W.
Washington, DC 20016
Telephone: 202/362-0041
202/237-1200 (fax)
Email: fmartorana@odonoghuelaw.com

ROBBINS GELLER RUDMAN & DOWD LLP
RANDALL J. BARON
A. RICK ATWOOD, JR.
DAVID T. WISSBROECKER
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

ROBBINS GELLER RUDMAN & DOWD LLP
SAMUEL H. RUDMAN
DAVID A. ROSENFELD
MARK S. REICH
JOSEPH RUSSELLO
58 South Service Road, Suite 200
Melville, NY 11747
Telephone: 631/367-7100
631/367-1173 (fax)
Email:mreich@rgrdlaw.com

MURRAY, FRANK & SAILER LLP
BRIAN P. MURRAY
275 Madison Avenue, Suite 801
New York, NY 10016
Telephone: 212/682-1818
212/682-1892 (fax)

Attorneys for Plaintiff